

August 9, 203

Via E-mail
Mr. John H. Briscoe
Senior Vice President and Chief Financial Officer
Weatherford International Ltd.
4-6 Rue Jean-Francois Bartholoni
1204 Geneva, Switzerland

> **Re:** **Weatherford International Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 4, 2013**
> **File No. 001-34258**

Dear Mr. Briscoe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. You state on page 18 that effective March 31, 2008, you substantially completed your winding down of operations in Cuba, Iran, Sudan, and Syria, and that subsequently you conducted further withdrawal activities, which have now ceased. In Exhibit 21.1, you list two Iranian subsidiaries, Precision Drilling (Dorood) Kish PJSC and Saddr Oilfield Services Kish Private Joint Stock Company, not listed in Exhibit 21.1 to your Forms 10-K for the fiscal years ended December 31, 2009, 2010, and 2011. Please tell us about those subsidiaries.

Business, page 2

2.   Please tell us what consideration you have given to disclosing the amount of backlog you have company wide and by segment. See Item 101(c)(1) of Regulation S-K for further guidance.

Risk Factors, page 16

3.   In light of the recently enacted legislation and increasingly stringent laws and regulations you reference in the risk factor captioned "Our operations are subject to environmental and other laws" at page 17, please disclose, if material, any operational and/or financial risks and liabilities stemming from your provision of hydraulic fracturing services. We note the general discussion of operational risks set forth in the risk factor captioned "Physical dangers are inherent in our operations" at page 16, but it is unclear from your disclosures whether you potentially face material risks as a result of your provision of hydraulic fracturing services.

Management's Discussion and Analysis of Financial Condition
and Results of Operations, page 28

Results of Operations, page 30

4.   Your discussion of changes in consolidated and segment revenues explains that fluctuations occurred in geographic regions, and as a result of improvements in various product line areas. Please expand your disclosure to provide a more detailed discussion of your results of operations in accordance with the guidance in Item 303 (a)(3) of Regulation S-K. At a minimum, your disclosure should include a discussion of the extent to which increases or decreases in revenue are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. In addition, your discussion should quantify the applicable changes in price or volume, and explain the underlying reasons for the fluctuations in product line areas. Also see FRC 501.04 for further guidance.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 32.1

5.   The certification for your chief executive officer is dated March 4, 2012. Please file a revised certification that is properly dated. Please note that a revised certification is generally expected to be filed with a full amendment to Form 10-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director